Exhibit 23.2
Consent of KPMG LLP

The Board of Directors
FutureFuel Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-150496) of FutureFuel Corp. and subsidiary of our report dated April 23, 2007, except as to note 25, which is as of December 27, 2007, with respect to the consolidated statement of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2006, which report appears in the December 31, 2008 annual report on Form 10-K of FutureFuel Corp. and subsidiary.

Our report with respect to the consolidated financial statements refers to the restatement of the consolidated financial statements for the year ended December 31, 2006.

/s/ KPMG LLP

St. Louis, Missouri
March 16, 2009